EXHIBIT 99.1

OSISKO POSTPONES ANNUAL MEETING OF SHAREHOLDERS

MONTREAL, March 18, 2020 (GLOBE NEWSWIRE) -- Osisko Gold Royalties Ltd (the “Company” or “Osisko”) (OR: TSX & NYSE) today announced that it is postponing its annual meeting of shareholders to a later date.  The Company is assessing its options to hold a virtual or hybrid meeting with a view to protecting the health and safety of its employees, shareholders and others who usually attend the annual meeting.  The updated record date and date of the annual meeting of shareholders will be communicated shortly.

The decision to postpone the meeting, and to change the meeting format, is motivated by rapidly evolving news on COVID‑19, which Osisko is monitoring closely, and advice from governments and health professionals.

The health and safety of its employees continues to be a priority; to this effect, Osisko has decided to strictly limit access to its head office and has implemented a protocol to allow and enable employees to work efficiently from their homes.   Furthermore, the Company has also restricted business development and conference travel until further notice; meetings will be attended remotely via telephone or video conference where possible.  We continue to monitor the situation and will implement further changes as necessary.

About Osisko Gold Royalties Ltd

Osisko Gold Royalties Ltd is an intermediate precious metal royalty company focused on the Americas that commenced activities in June 2014. Osisko holds a North American focused portfolio of over 135 royalties, streams and precious metal offtakes. Osisko’s portfolio is anchored by its cornerstone asset, a 5% net smelter return royalty on the Canadian Malartic mine, which is the largest gold mine in Canada. Osisko also owns the Cariboo gold project in Canada as well as a portfolio of publicly held resource companies, including a 15.9% interest in Osisko Mining Inc., 17.9% interest in Osisko Metals Incorporated and a 19.9% interest in Falco Resources Ltd.

Osisko’s head office is located at 1100 Avenue des Canadiens-de Montréal, Suite 300, Montréal, Québec, H3B 2S2.

For further information, please contact Osisko Gold Royalties Ltd:
Sandeep Singh President Tel. (514) 940-0670 ssingh@osiskogr.com